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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

REDBACK NETWORKS INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
757209507
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,172,753 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,172,753 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,172,753 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,570,800 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		416,613 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		416,613 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

416,613 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 58,573 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C. See item 2 for identification of the Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,589,366 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,589,366 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

I

(A)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		1,023 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,589,366 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,023 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

11,589,366 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,590,389 SHARES OF COMMON STOCK (C)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5. Consists of options issued under the Redback Networks Inc. 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised within 60 days from the date hereof for a total of 1,023 shares of common stock.

(B)	Please see Item 5. Includes warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

(C)	Includes shares referenced in (A) and (B).

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way, San Jose, California 95134.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”); (5) Richard H. Kimball (“Mr. Kimball”); and (6) John L. Drew (“Mr. Drew”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Drew is a non-managing member of Management IV. Mr. Hoag, Mr. Kimball and Mr. Drew are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag, Mr. Kimball and Mr. Drew is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball or Mr. Drew has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On December 19, 2006, TCV IV and Strategic Partners IV (collectively, the “TCV IV Funds”) entered into a Tender and Stockholder Support Agreement (the “Support Agreement,” described in Items 4 and 6 below and attached hereto as Exhibit 9) with Telefonaktiebolaget LM Ericsson (publ), a limited liability company under the Swedish Companies Act (“Ericsson”) and Maxwell Acquisition Corporation, a Delaware corporation (“Maxwell Acquisition Corporation”) with respect to the equity securities of the Company owned beneficially or of record by the TCV IV Funds (the “Support Shares”). No shares were purchased by the TCV IV Funds pursuant to the Support Agreement, and thus no funds were used for such purpose.
ITEM 4. PURPOSE OF TRANSACTION.
(a)-(b). On December 19, 2006, the Company, Ericsson and Maxwell Acquisition Corporation (an indirect wholly-owned subsidiary of Ericsson) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which Maxwell Acquisition Corporation, upon the terms and subject to satisfaction or waiver of the conditions therein, will acquire all of the shares of the Company’s common stock for a purchase price of $25.00 per share, net to the holders thereof in cash. Upon the terms and subject to satisfaction or waiver of the conditions of the Merger Agreement, Maxwell Acquisition Corporation has commenced a cash tender offer for all of the Company’s shares of common stock (the “Tender Offer”), subject to a minimum condition that there has been validly tendered in the Tender Offer and not withdrawn before the expiration of the Tender Offer a number of shares of Common Stock that, when counted together with the shares of the Company’s common stock beneficially owned by Ericsson or Maxwell Acquisition Corporation, if any, represents at least a majority of the sum of: (i) the shares of the Company’s common stock then outstanding; plus (ii) the shares of the Company’s common stock issuable upon the exercise, conversion or exchange of outstanding Company stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire shares of the Company’s common stock that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Tender Offer, within 60 days following the expiration of the Tender Offer, assuming all other applicable vesting conditions are satisfied; minus (iii) the number of shares of the Company’s common stock issuable upon the exercise of outstanding Company stock options held by Mr. Kevin A. DeNuccio, the Company’s President and Chief Executive Officer, that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Tender Offer, within 60 days following the expiration of the Tender Offer, assuming all other applicable vesting conditions are satisfied.
Under the Merger Agreement, after the completion of the Tender Offer and the satisfaction or waiver of all of the conditions to the Merger including, if required, a vote of the Company’s stockholders, Maxwell Acquisition Corporation will be merged with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Ericsson (the “Merger”). Holders of shares of the Company’s common stock not purchased in the Tender Offer will be entitled to receive $25.00 per share in cash in the merger. The Merger Agreement includes other customary closing conditions, including among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of other government approvals. Under the terms of the Merger Agreement, the Company agrees not to solicit or support any alternative acquisition proposals, subject to customary exceptions for the Company to respond to and support unsolicited proposals in the exercise of the fiduciary duties of its Board of Directors, and the Company will be obligated to pay a termination fee of $61 million in certain customary circumstances.
The Merger Agreement is attached to this filing as Exhibit 8 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.
In addition, as an inducement for Ericsson and Maxwell Acquisition Corporation to enter into the Merger Agreement, the TCV IV Funds entered into the Support Agreement. Neither Ericsson nor Maxwell Acquisition Corporation paid additional consideration to the TCV IV Funds in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Support Agreement is filed herewith as Exhibit 9.
Prior to the execution of the Support Agreement, the Reporting Persons acquired their shares of Company capital stock for investment purposes. Depending on the factors discussed herein and subject to the restrictions in the Support Agreement, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon restrictions in the Support Agreement and the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Under the Support Agreement, any transfer of Common Stock by a Reporting Person is subject to the transferee agreeing to be bound by the restrictions in the Support Agreement or the prior written consent of Ericsson and Maxwell Acquisition Corporation.
(c). Not applicable.
(d). Upon the consummation of the Merger, the directors of Maxwell Acquisition Corporation immediately prior to the effectiveness of the Merger will become the directors of the surviving corporation, and the officers of the Company immediately prior to the effectiveness of the merger shall continue as the officers of the surviving corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and bylaws.
(e). Other than as a result of the Merger as described elsewhere in this Item 4, not applicable.
(f). Not applicable
(g). Upon consummation of the Merger, the certificate or incorporation and the bylaws of the surviving corporation will be amended and restated to be in the form of the certificate of incorporation and bylaws attached as exhibits to the Merger Agreement until thereafter changed or amended as provided therein or by applicable law.
(h)-(i). Following the consummation of the Merger, the Company capital stock will be deregistered under the Act and delisted from the Nasdaq Global Market.

(j). Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on December 21, 2006, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares	Percentage of Outstanding Shares
Person	of Common Stock	of Common Stock(*)

TCV IV	11,172,753 (1)	15.6%
Strategic Partners IV	416,613 (2)	Less than 1%
Management IV	11,589,366(** )(3)	16.2%
Mr. Hoag	11,589,366(** )(3)	16.2%
Mr. Kimball	11,589,366(** )(3)	16.2%
Mr. Drew	11,590,389(** )(4)	16.2%

(*)	All percentages in this table are based on 69,908,406 shares of Common Stock of the Company outstanding as of December 15, 2006 as reported in the Merger Agreement filed as an exhibit 2.1 to the Form 8-K filed by the Company on December 20, 2006.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2)	Includes warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3)	Includes warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

(4)	Includes options issued under the Company’s 1999 Director’s Option Plan and held directly by Mr. Drew which can be exercised within 60 days from the date hereof for a total of 1,023 shares of Common Stock. This also includes warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.
TCV IV has the sole power to dispose or direct the disposition of the shares and warrants held by TCV IV and the shares received upon exercise of the warrants held by TCV IV. As a result of the Support Agreement, TCV IV, Ericsson and Maxwell Acquisition Corporation may be deemed to have shared power to direct the voting of the shares held by TCV IV and the shares received upon exercise of the warrants held by TCV IV.
Strategic Partners IV has the sole power to dispose or direct the disposition of the shares and warrants held by Strategic Partners IV and the shares received upon exercise of the warrants held by Strategic Partners IV. As a result of the Support Agreement, Strategic Partners IV, Ericsson and Maxwell Acquisition Corporation may be deemed to have shared power to direct the voting of the shares held by Strategic Partners IV and the shares received upon exercise of the warrants held by Strategic Partners IV.
Management IV is the sole general partner of the TCV IV Funds and has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. As a result of the Support Agreement, Management IV, Ericsson and Maxwell Acquisition Corporation may be deemed to have shared power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Mr. Drew is a non-managing member of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag, Kimball and Drew has the shared power to dispose or direct the disposition of the shares and warrants held by TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. As a result of the Support Agreement, each of Messrs. Hoag, Kimball, Drew Ericsson and Maxwell Acquisition Corporation may be deemed to have the shared power to vote or direct the vote of the shares held by TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the sole power to direct the vote of the shares received upon exercise of his options. Messrs. Hoag, Kimball and Drew disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Concurrently with the execution of the Merger Agreement, Ericsson and Maxwell Acquisition Corporation entered into the Support Agreement with the TCV IV Funds, pursuant to which the TCV IV Funds have agreed to vote the Support Shares in favor of the approval of the principal terms of the Merger Agreement and the Merger and against any action or agreement that would impede, interfere with or prevent the Merger. In addition, pursuant to the Support Agreement the TCV IV Funds have agreed tender the Support Shares into the Tender Offer and not withdraw such Support Shares from the Tender Offer.
The Support Agreement provides that the TCV IV Funds shall not, among other things, subject to certain exceptions, transfer any of the Support Shares, enter into any contract, option or arrangement with respect to a transfer of the Support Shares, or grant any proxy, power-of-attorney or other authorization or consent with respect to the Support Shares.
The Support Agreement terminates upon the earlier of (a) the date the Merger Agreement terminates in accordance with its terms and (b) the consummation of the Merger.
Reference to and description of the Support Agreement in this Item 6 and throughout this Statement on Schedule 13D is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 9 to this Statement on Schedule 13D and is incorporated herein by reference.
Mr. Drew serves as a director of the Company.
Except as set forth herein and in the Reporting Persons’ statement on Schedule 13D with respect to the Company’s securities, filed on January 8, 2004, Amendment No. 1 to the Initial 13D filed April 28, 2004 and Amendment No. 4 to the Initial 13D filed on May 18, 2006, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships (legal or otherwise) concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)

Exhibit 3 Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Form of Warrant to Purchase Common Stock of Redback Networks Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)
Exhibit 7 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D/A relating to the common stock of Redback Networks Inc. filed on April 28, 2004)
Exhibit 8 Agreement and Plan of Merger among Redback Networks Inc., Telefonaktiebolaget LM Ericsson (publ), and Maxwell Acquisition Corporation, dated as of December 19, 2006 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Redback Networks Inc. on December 20, 2006)
Exhibit 9 Tender and Stockholder Support Agreement among Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation, TCV IV, L.P. and TCV IV Strategic Partners, L.P., dated as of December 19, 2006 (incorporated by reference from Exhibit (d)(2) to the Schedule TO relating to the common stock of Redback Networks Inc. filed by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2006
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBITS
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 3 Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Form of Warrant to Purchase Common Stock of Redback Networks Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).
Exhibit 7 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 5 to schedule 13D/A relating to the common stock of Redback Networks Inc. filed on April 28, 2004)
Exhibit 8 Agreement and Plan of Merger among Redback Networks Inc., Telefonaktiebolaget LM Ericsson (publ), and Maxwell Acquisition Corporation, dated as of December 19, 2006 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Redback Networks Inc. on December 20, 2006)
Exhibit 9 Tender and Stockholder Support Agreement among Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation, TCV IV, L.P. and TCV IV Strategic Partners, L.P., dated as of December 19, 2006 (incorporated by reference from Exhibit (d)(2) to the Schedule TO relating to the common stock of Redback Networks Inc. filed by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).